May 24, 2006

By Facsimile – 202 772-9202

Ms. Effie Simpson

Division of Corporate Finance

US Securities and Exchange Commission

Washington, DC 20549

Re: Fortuna Gaming Corp. – April 4, 2006 Letter

Dear Ms. Simpson,

We are pleased to provide you with the Company’s response to your comments on the October 31, 2005 10KSB.  We appreciate the extension provided to allow us to allow for the completion of this exercise.  As soon as we receive your input, we will forward the final changes to our auditor and then file an amended October 31, 2005 10KSB and January 31, 2006 10QSB.  Based upon the extended disclosures, we will incorporate where necessary, the changes into our upcoming April 30, 2006 10QSB.

Our response follows the items as numbered in your April 4, 2006 letter.

Consolidated Balance Sheets

SEC Point 1.

Company’s Response:

 We will re-classify the subscriptions of common shares as a liability. See attached revised Balance Sheet, which will be filed with the amended October 31, 2005 10KSB.

SEC Point 2.

Company’s Response:

 See attached revised Statement of Shareholder’s Activity - next page.   The revised Statement of Shareholders’ Activity includes all transactions disclosed in Note 6 and the Consolidated Statements of Shareholders’ Equity.

Note. The following Consolidated Statement of Shareholders’ Equity will be included in the revised audited financial statements and amended October 31, 2005 10KSB and January 31, 2006 amended 10QSB.

SEC Point 1  – April 4, 2006 SEC Comment Letter

FORTUNA GAMING CORP.
(Formerly MoneyFlow Capital Corporation)

(A Development Stage Company)

 CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

	OCTOBER 31
	2005	2004

ASSETS

Current
Cash and cash equivalents	$4,893	$229
Prepaid expenses (Note 3)	333,787
Accounts receivable	16,179
Current portion of promissory note (Note 4)	21,804	-
	376,663	229

Long Term Portion of Promissory Note (Note 4)	50,696
Capital Assets (Note 5)	92,396

	$519,755	$229

LIABILITIES

Current
Accounts payable and accrued liabilities	$73,274	$15,084
Subscriptions of common shares (Note 6(e))	1,695,710
	$1,768,984	$15,084

SHAREHOLDERS’ (DEFICIENCY) EQUITY

Share Capital (Note 6)
Authorized:
100,000,000 common shares with a par value of $0.001 per share
100,000,000 preferred shares with a par value of $0.001 per share

Issued:
66,392,473 common shares	66,393	561

Additional paid-in capital	1,805,406	183,955

Deficit Accumulated During The Development Stage	(3,121,028)	(199,371)
	(1,249,229)	(14,855)

	$519,755	$229

See the accompanying notes to the consolidated financial statements

SEC Point 2  – April 4, 2006 SEC Comment Letter

FORTUNA GAMING CORP.

(Formerly MoneyFlow Capital Corporation)

(A Development Stage Company)

CONSOLIDATED STATEMENT OF

SHAREHOLDERS’ (DEFICIENCY) EQUITY

PERIOD FROM INCEPTION, MARCH 14, 2002, TO OCTOBER 31, 2005

(Stated in U.S. Dollars)

	COMMON STOCK

			Additional	Subscrip-	Deficit
	Common	Par	Paid-In	tions	Accumu-
	Shares	Value	Capital	Receivable	lated	TOTAL

Shares issued for cash at $0.001	48,000	$ 48	$ 5,952			$ 6,000
Shares issued to acquire mineral
Property interest at $0.001	160	0	20			20
Shares issued for cash at $0.01	58,404	58	72,945			73,003
Shares issued for cash at $0.15	5,626	6	105,487	(19,602)		105,493
Net loss for the period					(79,386)	(79,386)
Balance, October 31, 2002	112,190	112	184,404	(19,602)	(79,386)	105,130

Balance, October 31, 2002	112,190	112	184,404	(19,602)	(79,386)	105,130
Share subscriptions received				19,602
Net loss for the period					(90,687)	(90,687)
Balance, October 31, 2003	112,190	112	184,404	-	(170,073)	14,443

Balance, October 31, 2003	112,190	112	184,404	-	(170,073)	14,443
Net loss for the period					(29,298)	(29,298)
Balance, October 31, 2004	112,190	112	184,404	-	(199,371)	(14,855)

Balance, October 31, 2004	112,190	112	184,404		(199,371)	(14,855)
Shares issued for S8 stock - cash and consultants’ fees	480,000	480	83,520			84,000
Shares issued pursuant private Placement	577,334	578	1,442,758			1,443,336
Shares issued pursuant to Finder’s Fee	22,666	22	56,642			56,664
Shares issued pursuant Acquisition Agreement	1,200,000	1,200	28,800			30,000
Returned to Treasury	(1,200,000)	(1,200)	(28,800)			(30,000)
Shares issued pursuant Share Exchange Agreement	30,000,000	30,000	(15,000)			15,000
Shares issued for S8 stock – cash and consultants’ fees	35,200,000	35,200	52,800			88,000
Adjust to Transfer Agent	283	1	282			283
Net loss for the period					(2,921,657)	(2,921,657)
Balance, October 31, 2005	66,392,473	$ 66,393	$ 1,805,406	-	$ (3,121,028)	$(1,249,229)

Note 1	Nature of Operations

d). Change of Business and Use of Consultants During Reorganization and Start-Up Stage – post June 28, 2005

SEC Point 3.

Accounting for and Valuation of the all the issued and outstanding shares of Fortuna Gaming (UK) Limited in exchange for 15,000,000 shares of the Company.

Company’s Response:

The 15,000,000 shares (pre September 16, 2005 2 for 1 share split) were and continue to be restricted shares with no trading value. Since they cannot be traded, the value of the shares at the time of the transaction did not relate to the market value and thus using  par value - $.001 was the most accurate price assigned to the shares. There is no market for the shares that were issued pursuant to the share exchange.  As such, there was no relation to the market price of the stock, and the only reasonable price was par value.

Identity of the accounting acquirer

Company’s Response:

On a pre September 16, 2005 2 for 1 share split, and after the Share Exchange of 15,000,000 shares, the total outstanding shares of Fortuna Gaming Corp. amounted to 33,196,237.  The 15,000,000 shares issued to the shareholders of Fortuna Gaming (UK) Limited represented 45.18% of the outstanding shares.  The intention of the transaction was that the accounting acquirer would be Fortuna Gaming Corp. based upon the issued and outstanding shares outstanding including the exercise of the Stock Options issued July 8, 2005.

Basis of value assigned to the shares issued

Company’s Response:

The 15,000,000 shares were and continue to be restricted shares with no trading value. Since they cannot be traded, the value of the shares at the time of the transaction did not relate to the market value and thus using par value - $.001 was the most accurate price assigned to the shares. There is no market for the shares that were issued pursuant to the share exchange.  As such, there was no relation to the market price of the stock, and the only reasonable price was par value.

Note 6.	Share Capital

SEC Point 4.

How did the Company value the 2,400,000 common shares that were issued to consultants at a value of $84,000?  How does this tie into the $2.50 per common share at which the Company issued 577,334 in a private placement transaction during the year ended October 31, 2005?

Company’s Response:

These shares were part of the S8 Stock filed with the SEC in May 2004 at a value of $.005 per share. These shares had a fixed conversion price of 0.005 per share.  This was equivalent to approximately a 50% discount to the market value of the stock at the time of adoption of the plan.  These options were granted to consultants of the company for services rendered.

SEC Point 5.

We note the disclosure indicating that the Company issued 17,600,000 shares of common stock on July 8, 2005 on options exercised by consultants for gross proceeds of $88,000.

Please tell the SEC and disclose in Note 6 the nature and terms of the transactions in which these options were initially granted.

Company’s Response:

As noted in Item 4 above, these shares were part of the S8 Stock filed with the SEC in May 2004 at a value of $.005 per share. These shares had a fixed conversion price of 0.005 per share.  This was equivalent to approximately a 50% discount to the market value of the stock at the time of adoption of the plan.  These options were granted to consultants of the company for services rendered.

Please indicate how the options were valued and accounted for at the time they were issued

Company’s Response:

These shares had a fixed conversion price of 0.005 per share.  This was equivalent to approximately a 50% discount to the market value of the stock at the time of adoption of the plan.

Note 8.	Subsequent Events

SEC Point 6.

Disclosure of Pending Acquisition - $1,000,000 deposit

Company’s Response:

The Company treated the $ 1million in refundable deposits as they only represented % of the proposed $18 million purchase price.  These deposits were refundable and were subject to satisfactory due diligence.  As per the above, preparing proforma statements at this stage was not warranted as per your suggested disclosure.  For the record, on May 3, 2006 the Company terminated these discussions and the $1 million in deposits have been returned and the secured debt has been repaid.

An 8K was filed on May 10, 2006.  See - SEC Accession No. 0001176256-06-000242.

Item 8.	Changes in and disagreements with accountants

SEC Point 7.

Item 4.01 Form 8-K due for each change of accountants; compliance with all reporting requirements of Item 304 of Regulation S-B including as an exhibit, a letter from the former accountants stating whether they agree with your disclosures.

Company’s Response:

An 8 K was filed with on January 30, 2006 – see SEC Accession No. 0001176256-06-000038.

Item 8.A.	Controls and Procedures

SEC Point 8

Please address your disclosure to explain in detail the nature of the changes in internal controls that were implemented during the fourth quarter of fiscal 2005 in order to improve the effectiveness of the Company’s disclosure controls and procedures.

Company’s Response:

In August 2005, the Company engaged the services of consultants familiar with the disclosure requirements. Prior to August 2005, the preparation of the financial statements and the disclosure of material changes to the Company were prepared by individuals that may have not been as familiar with the disclosure requirements required under the Sarbanes Oxley Act.. These consultants have implemented a new accounting system to capture accounting information in a timely and accurate manner. As the Company is still in the development stages, it does not have the resources to have total separation of duties.  However, to compensate, the quarterly financial statements are reviewed in detail with the CEO/CFO.

Quarterly Report on Form 10-QSB for the Quarter ended January 31, 2006

SEC Point 9

Please address our comments on the Company’s Annual Report on Form 10KSB in an amendment to the Company’s Quarterly Report on Form 10QSB, where applicable.

Company’s Response:

The Company will incorporate the suggestions in future filings and in the amended October 31, 2005 10KSB and January 31, 2006 amended 10QSB.

Other

SEC Point 10.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

-	The Company is responsible for the adequacy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company’s Response

The Company acknowledges that:

-	The Company is responsible for the adequacy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receiving your comments shortly.  Afterwards, we will forward revised consolidated financial statements and notes to our auditor, incorporating these revisions where necessary, into our amended October 31, 2005 10KSB-Ammended and January 31, 2006 10QSB- Amended.

Yours truly,

Doug Waugh

President